UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

 (Amendment No. 3)*

Sio Gene Therapies Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
 (Title of Class of Securities)

829399104
 (CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 829399104		13G	Page 2 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ---
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 829399104		13G	Page 3 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ---
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 829399104		13G	Page 4 of 10 Pages
1	NAME OF REPORTING PERSONS Sphera Global Healthcare Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ---
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 829399104		13G	Page 5 of 10 Pages
1	NAME OF REPORTING PERSONS Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ---
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.00%
12	TYPE OF REPORTING PERSON (See instructions) IN

Item 1. (a)	Name of Issuer:

Sio Gene Therapies Inc.

(b)	Address of Issuer's Principal Executive Offices:

130 West 42nd Street, 26th Floor, New York, New York 10036

Item 2. (a)	Name of Person Filing:

Sphera Funds Management Ltd.

Sphera Global Healthcare GP Ltd.

Sphera Global Healthcare Management LP

Moshe Arkin

(b)	Address of Principal Business Office:

Sphera Funds Management Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare GP Ltd. – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Sphera Global Healthcare Management LP – 21 Ha'arba'ah Street, Tel Aviv 64739, Israel

Moshe Arkin – 6 Hachoshlim St., Herzelia, Israel

(c)	Citizenship:

Sphera Funds Management Ltd. – Israel

Sphera Global Healthcare GP Ltd. – Israel

Sphera Global Healthcare Management LP – Israel

Moshe Arkin – Israel

(d)	Title of Class of Securities:

Common Stock, $0.00001 par value

(e)	CUSIP Number:

829399104

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2021

Moshe Arkin

/s/ Moshe Arkin
____________________
By: Moshe Arkin

Sphera Funds Management Ltd.

/s/ Ori Goldfarb
____________________
By: Ori Goldfarb
Title: Chief Executive Officer

Sphera Global Healthcare GP Ltd.

/s/ Ori Goldfarb
____________________
By: Ori Goldfarb
Title: Chief Executive Officer

Sphera Global Healthcare Management LP

/s/ Doron Breen
____________________
By: Doron Breen
Title: Managing Partner

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons, dated as of December 19, 2018 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on December 20, 2018).